[redacted]

AB * 3/13

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

SECURITIES/
Was.

08030374

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Northeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Passaic Avenue
(No. and Street)

Fairfield	New Jersey	07004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandralin Kiss (973) 882-9337
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Sziklay Borresen Group, L.L.C.
(Name – *if individual, state last, first, middle name*)

One Boland Drive	West Orange	New Jersey	07052
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Wt 3/21

OATH OR AFFIRMATION

I, Sandralin Kiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Financial Northeastern Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President, COO
Title

Sworn to and subscribed before me this 28th day of February 20 08

Notary Public

COLLEEN A. WESTERVELT
NOTARY PUBLIC OF NEW JERSEY
COMMISSION EXPIRES 10/11/12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)

December 31, 2007

CONTENTS

THE SZIKLAY BORRESEN GROUP, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MAILING ADDRESS:
NEW JERSEY OFFICE:
ONE BOLAND DRIVE
WEST ORANGE, NEW JERSEY 07052
973-243-9400 · 973-243-7810 FAX

NEW YORK OFFICE:
THE CHRYSLER BUILDING
405 LEXINGTON AVE 26TH FL.
NEW YORK, NY 10174
212-528-3100 · 212-528-3122 FAX

INDEPENDENT AUDITORS' REPORT

Board of Directors
Financial Northeastern Securities, Inc.

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liability subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Northeastern Securities, Inc. at December 31, 2007, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Sziklay Borresen Group, LLC
THE SZIKLAY BORRESEN GROUP, L.L.C.

West Orange, New Jersey
February 8, 2008

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
Statement of Financial Condition
December 31, 2007

ASSETS

Assets		
Cash and cash equivalents	$	6,786,299
Accounts receivable, net		673,381
Securities owned, at market		1,437,980
Property and equipment, net		231,788
Other assets		200,120
Total assets	$	9,329,568

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		643,933
Payable to clearing broker		43,867
Due to affiliate		267,477
Notes payable & capital lease obligations		110,853
Dividends payable		438,963
		1,505,093
Notes payable subordinated to claims of general creditors		4,243,140
Stockholders' Equity		
Common stock, no par value, 2,500 shares authorized, 20 shares issued and outstanding		1,000
Retained earnings		3,580,335
Total stockholders' equity		3,581,335
Total liabilities and stockholders' equity	$	9,329,568

See independent auditors' report and notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
Statement of Income
Year ended December 31, 2007

Revenues	
Underwriting of certificates of deposit	$ 7,535,842
Principal transactions	5,573,821
Commissions	1,681,327
Other income	941,699
Interest	182,496
	15,915,185
Expenses	
Employee compensation and benefits	8,968,308
Floor brokerage, exchange, and clearance fees	2,192,917
Communications and data processing	268,331
Interest	331,878
Occupancy	319,241
Other general and administrative expenses	1,421,232
	13,501,907
Income before income taxes	2,413,278
Benefit from state income taxes	(4,177)
Net income	$ 2,417,455

See independent auditors' report and notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
Statement of Changes in Stockholders' Equity
Year ended December 31, 2007

	Common Stock			Retained		
	Shares		Amount	Earnings		Totals
Balance, beginning of year	20	$	1,000	1,859,081	$	1,860,081
Net Income	-	$	-	2,417,455		2,417,455
Distributions	-	$	-	(696,201)		(696,201)
Balance, end of year	20	$	1,000	$ 3,580,335	$	3,581,335

See independent auditors' report and notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
Statement of Changes in Liabilities Subordinated to
Claims of General Creditors
Year Ended December 31, 2007

Balance, beginning of year	$	4,782,563
Accrued Interest		265,261
Payment of principal and interest		(804,684)
Balance, end of year	$	4,243,140

See independent auditors' report and notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
(AN "S" CORPORATION)
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 2,417,455
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Depreciation	106,035
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Accounts receivable	242,723
Due from affiliate	293,678
Securities owned at market	612,115
Other assets	13,829
Increase (decrease) in:	
Accounts payable and accrued expenses	228,597
Payable to clearing broker	40,335
Income taxes payable	(19,711)
Accrued interest on subordinated notes payable	265,262
Net cash provided by operating activities:	4,200,318
Net cash used in investing activities:	
Purchase of property and equipment	(30,236)
Financing activities:	
Repayment of subordinated notes payable	(804,684)
Repayment of notes payable and capital lease obligations	(97,079)
Distributions to shareholders	(1,078,000)
Net cash used in financing activities:	(1,979,763)
Net increase in cash and cash equivalents	2,190,319
Cash and cash equivalents, beginning of year	4,595,980
Cash and cash equivalents, end of year	$ 6,786,299

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 208,372

Non-cash financing activities include a decrease in dividend payable of $381,799

See independent auditors' report and notes to financial statements

NOTE 1 – NATURE OF BUSINESS

Financial Northeastern Securities, Inc. (the "Company") is a full-service broker-dealer to institutional investors, credit unions, and individual investors. The Company is registered under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's operations consist primarily of engaging in principal transactions and underwriting certificates of deposit.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments which are readily convertible into known amounts of cash and have a maturity of three months or less, to be cash equivalents. At times, such investments may exceed federally insured limits. At December 31, 2007, management believes that the carrying amount of cash equivalents approximates fair value because of the short maturity of theses financial instruments. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments.

Accounts Receivable
Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Securities Owned, at market
Marketable securities bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with gains and losses, determined using the specific identification method, recognized currently in the statement of operations. The unrealized gains and losses are reflected in revenues.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Telephone equipment	10 years	Straight-line
Computer hardware	3 years	Straight-line
Vehicles	5 years	Declining-balance

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue and Expense Recognition from Securities Transactions
Commission revenues and expenses are recognized on a settlement-date basis, which is not materially different from trade-date basis. Proprietary securities transactions and the related revenue and expense are also recorded on a settlement-date basis, which is not materially different from trade-date basis.

Underwriting Revenues
Underwriting revenues are recorded in accordance with the terms of the respective underwriting agreements.

Income Taxes
As an "S" corporation, the Company will not be subject to federal income tax and will be subjected to a reduced state income tax rate. The State of New Jersey imposes a tax on "S" Corporation income at a reduced rate for periods ending before July 1, 2007. For periods ending after July 1, 2007, "S" Corporations will only be subject to a minimum corporate tax in New Jersey. The individual shareholders are responsible for the payment of income taxes on the Company's earnings. Accordingly, there is no provision for federal income tax in the accompanying financial statements.

Dividends Payable
The Company has committed to reimburse its stockholders for the income tax liability that will be incurred by the stockholders as a result of the "S" corporation elections. Dividends payable of approximately $439,000 have been recorded in recognition of this obligation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture & fixtures	$ 224,885
Telephone equipment	165,845
Computer hardware	204,140
Vehicles	71,372
	666,242
Less accumulated depreciation and amortization	434,454
	$ 231,788

Depreciation expense for 2007 approximates $106,000. Assets purchased under capital lease obligations are included above having a cost of $71,373 and accumulated depreciation of $63,973 as of December 31, 2007.

NOTE 4 – SECURITIES OWNED

Securities owned at December 31, 2007 are as follows:

Certificates of Deposit	$ 1,404,842
Equity Securities	33,138
	$ 1,437,980

NOTE 5 – NOTES PAYABLE AND CAPITAL LEASE OBLIGATION

Equipment notes payable
An equipment note maturing through 2009 bears interest at 6.25% per annum; the notes are secured by the underlying equipment. Aggregate required note principal payments are as follows:

Year Ending December 31,	
2008	$ 77,462
2009	27,199
Total	$ 104,661

Capital lease obligation
A capital lease obligation maturing in 2008 bears interest at 4.5% per annum; the capital lease obligation is secured by the underlying equipment. Minimum annual payments under capital lease obligation is $6,192.

NOTE 6 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated notes are payable to the Company's stockholders and bear interest at the bank's prime rate plus two percent, not to exceed 8% (8% at December 31, 2007). The principal amount outstanding under the notes are repayable in 27 quarterly installments, which commenced on April 1, 2006.

Principal amount outstanding under notes	$ 3,148,900
Accrued interest	1,094,240
Total	$ 4,243,140

The subordinated notes and related accrued interest qualify as capital as they are subject to a satisfactory subordination agreement under 17 CFR 240.15c3-1. Repayment by the Company would be suspended if its aggregate indebtedness would exceed 1,200 percent of its net capital and equity capital withdrawal and additional debt limitations are in place. The common stock of the Company has been pledged to the note holders. Interest expense on subordinated notes total approximately $265,000 for 2007.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $6,683,054, which was $6,583,054 in excess of its required net capital of $100,000.

NOTE 8 – INCOME TAXES

New Jersey has enacted a zero (0%) tax rate for "S" Corporations for periods ending after July 1, 2007. Accordingly, the net deferred tax liability has been adjusted for the enacted change and such adjustment has been reflected as a component of income taxes in 2007.

NOTE 9 – OFF-BALANCE SHEET RISK

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for some execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that the clearing broker-dealer clears and settles customer transactions properly.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company has entered into various operating leases for office space. The Company has an option to renew their office leases for a five-year period. Aggregate future lease payments for office space for the five years subsequent to December 31, 2007 are as follows:

Year Ending December 31,	
2008	$ 352,000
2009	347,000
2010	349,000
2011	298,000
2012	147,000
	$ 1,493,000

Rent expenses under operating leases were approximately $319,000 during 2007. As described in note 11, an agreement is in place whereby an affiliated company shares the cost relative to the office space lease.

NOTE 11 – RELATED PARTY TRANSACTIONS

Pursuant to an administrative cost sharing agreement, the Company shares the cost of overhead expenses with an affiliated company based on relative sales levels. As of December 31, 2007 there exists an amount due to affiliate of $267,477.

NOTE 12 –PENSION PLANS

Defined Contribution Pension Plan
The Company is a participating employer of a profit sharing plan that allow for pre-tax employee contributions and a discretionary employer match in addition to a discretionary employer profit sharing contribution. Eligible employees to benefit by the employer contributions must meet certain age and service requirements. Full vesting is reached in year three after 33% vesting each in years one and two. Total expense for the defined contribution pension plan for the year ended December 31, 2007 is approximately $176,500.

Supplemental Executive Retirement Plans
An affiliate established a non-qualified deferred compensation program and a Supplemental Executive Retirement Plan (SERP) in 2004, both of which were amended and restated effective January 1, 2007. Eligible employees, as defined, may defer up to 5% of their compensation in a retirement account or may elect an in-service deferral by designating the year in which payment shall be made. The employee immediately vests with respect to their contributions. Also, the Company has absolute discretion to defer additional employer contributions on behalf of the participants. Beginning in 2007, participants will vest in these employer discretionary contributions at 20% per year (pre 2007 10 year cliff vesting), except for employment termination due to retirement, death or disability, in which case they will become fully vested at that time. Total expense for the deferred compensation and SERP agreements for the year ended December 31, 2007 is approximately $318,000.

END